Universal Display Corporation

250 Phillips Boulevard

Ewing, NJ 08618

November 15, 2023

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Re: Universal Display Corporation

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed February 23, 2023

File No. 001-12031

Dear Sir or Madam:

This letter sets forth the response of Universal Display Corporation (“we,” “us,” “our” or the “Company”) to the comments contained in your letter dated November 7, 2023, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”).

The comments of the Staff of the Commission (the “Staff”) are set forth in bold text below, and the Company’s response is set forth in plain text immediately beneath each such comment.

Form 10-K for the Fiscal Year Ended December 31, 2022

Note 2. Summary of Significant Accounting Policies Goodwill and Purchased Intangible Assets, page F-12

1.
It appears that the second step of your goodwill impairment test policy is not consistent with the guidance outlined in ASC 350-20-35-8 and ASC 350-20-55-25. Please advise us if you have adopted ASU 2017-04 and, if not, how your historical accounting treatment would have been impacted had you appropriately applied such guidance.

We have previously adopted ASU 2017-4 and will revise future filings to properly reflect the disclosure requirements consistent with the guidance outlined in ASC 350-20-35-8 and ASC 350-20-55-25. We plan to include the following disclosure in future filings:

“If after assessing the totality of events or circumstances as those described in the qualitative assessment, it is determined that it is more likely than not the fair value of a reporting unit is less than its carrying amount, then a quantitative goodwill impairment test will be performed. Under the quantitative test, the fair value of the reporting unit is compared to its carrying amount including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit would be considered not impaired. However, if the carrying amount of the reporting unit exceeds its fair value, an impairment loss would be recognized in the amount equal to the excess, limited to the total amount of goodwill allocated to that reporting unit.”

Since adoption of ASU 2017-4, we have consistently applied the qualitative assessment (“Step 0”) of whether it is more likely than not that goodwill is impaired. We determined under Step 0, in all of the years under consideration, that it was more likely than not that the fair value of the relevant reporting unit exceeded its carrying amount, rendering the quantitative goodwill impairment test unnecessary.

Revenue Recognition and Deferred Revenue, page F-14

2.
Your revenue recognition policy disclosures indicate that technology license agreements and material supply agreements are combined as a single performance obligation and recognized over the contract term. We further note that you allocate the total contract consideration under these agreements to material sales and royalty and licensing fees on the Consolidated Statements of Income based on contract pricing. Please explain to us your basis for separating a single performance obligation into multiple line items on your income statement and within your disaggregated revenue disclosures under ASC 606-10-50-5. In doing so, ensure you tell us and clarify your disclosures to specify if you have revenue arrangements that include just material sales or just royalties and license fees.

We respectfully refer the Staff to our previous response dated November 23, 2020, to the SEC Comment Letter dated October 19, 2020, in which we indicated that we consider our technology license agreements and material supply agreements to be a combined performance obligation, and as such, consider total consideration in the aggregate as our key decision variable when executing these contracts, not the various cash streams of which total consideration is composed. Of the total revenue recognized for the fiscal years of 2020, 2021 and 2022, ninety-seven percent (97%) was determined by contractual arrangements with our significant customers that include fees for both material sales and intellectual property in the form of royalty and license fees. The remaining revenue arrangements were composed of material sales or contract research services revenue from our subsidiary, Adesis, Inc., which provides support services to the pharmaceutical, biotechnology and other industries on a contractual basis for those third-party customers, and the Company’s occasional material sale to less significant customers. None of the revenue recognized for the fiscal periods of 2020, 2021 or 2022 was solely for royalty and license fees.

Also, as noted in our previous response dated November 23, 2020, since our Form 10-K filing for the year ended December 31, 2020, filed on February 18, 2021 we have disclosed disaggregated revenue information with respect to material sales and royalty and license fees in our Forms 10-K and 10-Q, which information we had disclosed only in our press releases and investor presentations prior to the SEC Comment Letter dated October 19, 2020.

In formulating this approach, which we have done with attention to ASC 606-10-50-5, we note that we include the disaggregated information in both our Forms 10-K and 10-Q, as well as our press releases and our investor presentations, in response to past requests for such information by users of our financial statements. However, our chief operating decision makers utilize aggregate consideration to be received from a given contract when deciding to enter those transactions and in evaluating strategic decisions, as well as when examining the financial performance of the Company. Distinctions between material and technology license streams will vary across customers and are not key decision factors when entering into contractual arrangements with our customers. However, in consideration of the continued use of this disaggregation of material sales and royalty and license fees by readers of our press releases and investor presentations, as well as those of the Forms 10-K and 10-Q, we continue to present this disaggregation.

We plan to include the following disclosure in future filings:

“The vast majority of revenue attributed to material sales is determined through technology license agreements and material supply agreements that are jointly agreed upon with the Company’s customers. The remaining revenue recognized is in the form of contract research services revenue earned by the Company’s subsidiary, Adesis, Inc., and the Company’s occasional material sale to less significant customers. None of the revenue recognized during the fiscal years 2020, 2021 or 2022 was solely from royalty or license fee arrangements that did not have material sales associated with it.”

Note 16. Stock-based Compensation, page F-25

3.
You disclose that the fair value of restricted stock awards and units to non-employees is "equal to the market price at the end of the reporting period for unvested non-employee awards or upon the date of vesting for vested non-employee awards." Citing the specific accounting guidance, please tell us how your accounting treatment complies with ASC 718.

We adopted ASU 2018-07 in January 2019 and have since measured nonemployee share-based payment awards at the grant-date fair value. Historically, our issuances of nonemployee share-based payment awards are infrequent and not material in value. As such, we will revise future filings to properly reflect the disclosure requirements of the simplified method of accounting for nonemployee share-based payment awards consistent with the guidance outlined in ASC 718, namely “Consistent with the accounting for equity-classified awards issued to employees, our equity-classified nonemployee share-based awards are measured at the grant date fair value.”

Sincerely yours,

Universal Display Corporation

By:	/s/ Brian Millard
Brian Millard
Vice President, Chief Financial Officer, and Treasurer

cc: Eiko Yaoita Pyles, Division of Corporation Finance

Andrew Blume, Division of Corporation Finance

Mauro Premutico, Esquire

Justin W. Chairman, Esquire